NOL

RECEIVED
2009 SEP 24 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047003

14 September 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 8, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

dlw 9/29

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P8, 2009) - 14Sep09.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	14-Sep-2009 18:04:39
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 8, 2009
Description	Attached is the operating performance for the 4 weeks (Period 8) from 25 July 2009 to 21 August 2009.
Attachments	NOL_Operating_Performance_for_Period_8_2009.pdf Total size = **34K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

14 September 2009

NOL's container shipping operating performance for the 4 weeks (Period 8) from 25 July 2009 to 21 August 2009 are as follows:

	Period 8, 2009	Period 8, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	192,800	208,200	(7)		1,350,700	1,686,600	(20)
b) Average Revenue Per FEU (US$/FEU)	2,189	3,116	(30)		2,327	3,008	(23)

For the four weeks of P8 2009, container shipping volumes declined 7% while average revenue per FEU (Forty-foot Equivalent Unit) declined 30% over the same period last year. The decrease in volume was due to the decline in demand on nearly all major trade lanes, partially offset by improvement in Intra-Asia trade volumes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P8 YTD, 2009 container shipping volumes declined 20% while average revenue per FEU declined 23% over P8 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 8, 2009)



APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 8, 2009
Y-o-Y : -30%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09 P3 09 P4 09 P5 09 P6 09 P7 09 P8 09
Period